UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ZONAL HOLDING CO.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

NONE
(CUSIP Number)

February 11, 2008
(Date of Event which Requires Filing of this Statement)

Randolph S. Hudson, President
Montana Acquisition Corporation
Post Office Box 202
Wyoming, New York 14591-0202
(585) 495-8006
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-
1(f) or 240.13d-1(g), check the following box. ☐

PARTIES DESCRIBED IN 17 CFR 240.13D-7 ARE TO BE MAILED COPIES OF THIS SCHEDULE.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. None

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only).
Montana Acquisition Corporation. Taxpayer Identification No. 14-1824753.

2.	Check the Appropriate Box if a Member of a Group:
	(a):	☐
	(b):	☐

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	7,452,000

	8.	Shared Voting Power:	-0-

	9.	Sole Dispositive Power:	7,452,000

	10.	Shared Dispositive Power:	-0-

11.	Aggregate Amount Beneficially Owned by Reporting Person: 7,452,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 90.0%

14.	Type of Reporting Person: CO

ITEM 1. SECURITY AND ISSUER.

Securities of the Issuer. The Issuer's common stock, $0.001 par value per share, is the sole class of its common voting equity security, which is the subject of this schedule. On January 9, 2006, the Issuer filed a Form D with the SEC, whereby it reported the issuance of its common voting equity securities that were exempt from the registration requirements under the Securities Act of 1933.

     As of the filing date of this schedule, the Issuer is authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock.

     As of the date of this schedule, the Issuer has 8,280,000 shares issued and outstanding and held by 332 persons of record.

Address of Issuer's Principal Executive Offices. The Issuer shares its principal executive office with the Reporting Person on a month-to-month basis. The office is located at 6767 West Tropicana Avenue, Suite 204, Las Vegas, Nevada 89103-4760. The Issuer maintains a mailing address at Post Office Box 202, Wyoming, New York 14591-0202. The Issuer's telephone number is (585)495-8006.

ITEM 2. IDENTITY AND BACKGROUND.

     The name of the Reporting Person filing this schedule is Montana Acquisition Corporation, a Delaware corporation. (Additional information on the Reporting Person is available at the SEC's website under the Reporting Person's CIK, which is 0001124043.)

     The Reporting Person is a "blank check" company in the development stage, which filed a registration statement on Form SB-2 with the SEC on September 20, 2000. The Reporting Person does not have a CUSIP number; and, it has no class or series of securities quoted on any electronic intermediary exchange or quotation service and it does not trade its equity or debt securities on any regional or national exchange. Following the effectiveness of that certain registration statement, the Reporting Person has been seeking to engage in a qualified business combination or, otherwise, to acquire a business with qualified assets, income, and operations.

     In addition to acquiring the approximately 90% in the Issuer, which is being reported on this schedule, the Reporting Person also owns all of the issued and outstanding stock in Atlantic First Holdings, Inc., a New Jersey corporation. Atlantic First shares the Reporting Person's office on a month-to-month basis, and, from the date of Atlantic First's incorporation, it has been engaged in the business of consulting microcap companies, including offering administrative services to complement its consulting business.

     The Reporting Person's office address is 6767 West Tropicana Avenue, Suite 204, Las Vegas, Nevada 89103-4760 and its mailing address is Post Office Box 202, Wyoming, New York 14591-0202. The Reporting Person is entitled to receive telephone calls at (585) 495-8006.

     During the five years preceding the filing date of this schedule, the Reporting Person was not convicted in a criminal proceeding.

     During the five years preceding the filing date of this schedule, the Reporting Person was not the subject of any proceeding that has resulted in any decree or final order prohibiting or mandating the Reporting Person's cessation or desistance of any activities with respect to Federal or any states securities laws, nor were any of the Reporting Person's officers, directors, or persons owning greater than five per cent of the Reporting Person's common stock.

     No officer, director, or beneficial owner of greater than five per cent of the Reporting Person's common stock, has been and is not the subject of any of the disqualification provisions that are enumerated in 17 CFR 230.262; no officer, director, or beneficial owner of greater than five per cent of the Reporting Person's common stock has not and is not the subject of "statutory disqualification," as that term is defined in section 3(a)39 of the Act.

     The Reporting Person is a corporation formed and organized under the laws of the State of Delaware, U. S. A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Payment for Stock in the Issuer. The consideration paid to the selling stockholder of the Issuer, E-Cap Ventures Corp., a Delaware corporation, under a private securities transaction dated February 11, 2008, exempt from the registration requirements of the Securities Act of 1933, was $40,000, or approximately $0.005367 per share, for the 7,452,000 shares of the Issuer's common stock being reported on this schedule. The consideration was paid in the form of a negotiable promissory note, with the principal and interest (calculated at (6% per annum) due and payable to E-Cap on or before December 31, 2008. (A non-negotiable facsimile of that certain promissory note is annexed as Exhibit 2 hereto.)

     Continuing Pledge of Shares as Security for Payment. The Reporting Person is obligated under a number of material covenants to the selling stockholder, E-Cap Ventures Corp., a Delaware corporation, which covenants are set forth in the common stock purchase agreement, dated February 1, 2008, and annexed as Exhibit 1 hereof.

     Among those covenants is one that presumes the pledge of the Issuer's common stock acquired by the Reporting Person as security for the Reporting Person's note described hereinabove. (More information on the pledge and security agreement is set forth in Item 6 hereinunder.)

     The Issuer's Assets. The transaction being reported on this schedule does not include the separate sale, transfer, or conveyance of any of the Issuer's assets.

     No Commercial Loans. No commercial banking or lending source was utilized by the Reporting Person to fund the transaction reported on this schedule.

ITEM 4. PURPOSE OF TRANSACTION.

NOTICE OF ADVICE OF FORWARD-LOOKING STATEMENTS.

     Some of the statements we are making in this schedule are subjective and written in favor of the Reporting Person, with a view to its projected plan of operations for the Issuer. These types of statements may be considered "forward-looking statements", as that term is defined in Section 27A of the Securities Act of 1933 (15 U.S.C. 77z-2) and in Section 21E of the Securities Exchange Act of 1934 (15 U.S.C. 78u-5), which are referred to as "statutory safe harbor" provisions.

     These forward-looking statements ARE NOT HISTORICAL FACTS; rather, these statements are based upon the Reporting Person's senior executive management's OPINIONS AND ESTIMATES as of the date of this schedule. EVERY FORWARD-LOOKING STATEMENT REFLECTS AN INHERENT RISK AND UNCERTAINTY THAT COULD CAUSE THE ACTUAL RESULTS OF ANY SUCH EVENT TO DIFFER MATERIALLY FROM THE PLANS, PROJECTIONS, OR EXPECTATIONS EXPRESSED OR IMPLIED HEREINBELOW BY THE REPORTING PERSON. The Reporting Person may be overly optimistic in the statements it is making to you about its beliefs and expectations of any plan or event associated with the Issuer by these forward-looking statements. The Reporting Person will use words like "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate", "contemplate", "prospective", "attempt", "proposed", and similar expressions or terms, which you can interpret to identify these forward-looking statements.

     The Reporting Person and the Issuer advise you NOT to place too much influence or reliance on the Reporting Person's forward-looking statements. These statements are only good as of the date of this schedule. The Issuer and the Reporting Person undertake no obligation to update these forward-looking statements, or any information associated with them, in any future filings, schedules, or reports.

     The Reporting Person purchased the Issuer's securities in order to relieve its totally held subsidiary, Atlantic First Holdings, Inc., a New Jersey corporation, of certain regulatory burdens associated with Atlantic First's imminent application to either quote its securities on an electronic intermediary quotation system or to trade its common stock on a national stock exchange. The Reporting Person previously reported to the SEC that it owns 10,000,000 shares of Atlantic First's common stock and that it deems Atlantic First to be a totally held subsidiary.

     The transaction reported on this schedule does not involve the sale or transfer of any of the Issuer's assets.

     As of the filing date of this schedule, the Reporting Person intends to cause the Issuer's Board of Directors to enter into and perform a merger with and into Atlantic First. As of the filing date of this schedule, the actual date of any such merger is unknown; however, it is expected the merger will occur during the first calendar quarter of year 2008. Any merger between the Issuer and Atlantic First will be subject to the execution and delivery of a merger agreement, which will require the approval of each of Atlantic First's and the Issuer's Board of Directors, respectively, and the approval by the Reporting Person, as the principal stockholder of both Atlantic First and the Issuer. In addition, the Reporting Person will have to file certain disclosures, reports, and schedules with the SEC, and, possibly, to await the SEC's comments in those regards, prior to the closing of that merger transaction.

     With the exception of the Reporting Person causing the Issuer to enter into a merger with and into Atlantic First, and, with the possible exception of Atlantic First, the presumed successor in the merger transaction with the Issuer, offering additional shares of its common stock for sale under a registration contemplated to be filed under the Securities Act of 1933 and the Securities Exchange Act of 1934, the Reporting Person does not foresee the issuance to or acquisition by any other person or entity under the transaction reported on this schedule. It should be noted the Reporting Person is obligated under a pledge and security agreement, under which terms, if the Reporting Person defaults, would cause the shares reported on this schedule to revert to the selling stockholder, E-Cap Ventures Corp, a Delaware corporation.

     As the result of the prospective merger transaction stated hereinabove, the Reporting Person is contemplating one or more changes to the Issuer's Board of Directors and/or in the Issuer's senior executive management. The Reporting Person expects these changes to occur in the ordinary course following the merger between the Issuer and Atlantic First within three months from the closing date thereof. The nomination and subsequent election of any qualified person or persons would be subject to the approval of the majority of the Reporting Person's Board of Directors and shareholders.

     As the result of the transaction reported on this schedule, E-Cap Ventures Corp. is no longer the principal stockholder of the Issuer. Moreover, Morris Diamond, the Issuer's former sole officer and sole director has resigned and in his place, the Issuer's Board of Directors has named the Reporting Person's President, Randolph S. Hudson, to serve as its sole officer and sole director, depending on the further disposition of this matter by the Reporting Person's Board of Directors and/or stockholders.

     With the exception of the statements and reservations set forth in the following narrative, the Reporting Person has no intention to change the dividend policy of the Issuer and does not intend to amend the Issuer's Certificate of Incorporation beyond the filing date of this schedule, with the exception of changing the Issuer's registered agent in the State of Delaware.

     The Reporting Person has been experiencing severe limitations on its available working capital and it has experienced difficulties in locating a suitable source either to invest in it or to loan it money under commercially reasonable terms. Independent of its capability to obtain certain, limited advances or loans from its principal stockholder, Randolph S. Hudson, it has been unable to secure independent sources of working capital or financing. As the result of those impositions and limitations, the Reporting Person must inform the SEC and the public that its capability in regard to financing the Issuer's activities is limited.

     During the 25 months preceding the date of this schedule, the availability of the Reporting Person's available working capital has been limited due to a combination of the following principal factors: (1) the overall expense the Reporting Person is required to bear to administer its corporate affairs and that of its totally-held subsidiary, Atlantic First Holdings, Inc., a New Jersey corporation, (2) its difficulty to obtain suitable and adequate capital or credit accommodations to conduct its ongoing plan of operations (which are being conducted by it through its subsidiary), (3) its inability to qualify for suitable capital or credit facilities as the result of (a) its delinquency to maintain its periodic and annual reports with the SEC in accordance with its required obligations under Section 15(d) of the Securities Exchange Act of 1934 and (b) by its inability to initiate a quotation for its common stock as the result of its reporting obligation delinquency and because of tougher rules recently adopted by FINRA and approved by the SEC that are applicable to "blank check" and "shell" companies, and, (4) the limitations on its capability to engage the needed number of qualified administrative, accounting, and legal personnel or retainers.

     As the direct result of the absence of any immediate or adequate working capital or satisfactory credit accommodation to resolve the Reporting Person's cash-flow difficulties, it must notify the Issuer and its stockholders that the Reporting Person, as the sole stockholder of the Issuer, will direct its Board of Directors not to declare or pay a cash dividend, in the minimum, during the 11-month period following the date of this schedule.

     In order for the Issuer to continue as a going concern, it must be able to engage in one or more transactions that involve the acquisition of operating asset or assets, without first having to pay an initial and/or immediate disbursement of funds to the seller or transferee of any such asset, and, it must be able to enter into a business combination transaction with a company that will accept the responsibility to discharge or otherwise agree to assume the Issuer's debts and financial obligations. Lest any of these events do not occur in a timely fashion, it is unlikely the Issuer, or the Reporting Person acting on the Issuer's behalf, will be able to insure the Issuer's ability to continue as a going concern.

     In the interim, the Reporting Person's principal stockholder, Randolph S. Hudson, has agreed to advance the Issuer sufficient credit and/or sums of money in order for it to perform its minimum obligations for the 30-day period following the date of this schedule. Such advances to the Issuer by Mr. Hudson will be made, first, to the Reporting Person, which, in-turn will then advance such sums to the Issuer on a non-interest bearing basis.

     As of the date hereof, the Reporting Person has no intention to compel or influence the Issuer to amend its Certificate of Incorporation or to amend its Bylaws to impede the acquisition of control of the Issuer by any person or entity, with the exceptions of informing the SEC and the public of the statutory self-executing anti-takeover provisions set forth in the General Corporation Law of Delaware, under which statute the Issuer may rely on effecting a future action and with the exception of changing the Issuer's registered agent in the State of Delaware and to change its registered agent in the State of Delaware.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

5.a. (1) Issuer's Capitalization. The Issuer is authorized to issue 50,000,000 shares of common stock, $0.001 par value per share, and no shares of preferred stock. As of the date of this schedule, the Issuer has 8,280,000 shares issued and outstanding to 332 holders of record.

     (2) Acquisition by Reporting Person. Under this schedule, the Reporting Person is disclosing its acquisition of 7,452,000 shares of the Issuer's common stock, par value $0.001 per share, which equates to approximately 90.0% ownership of the Issuer's total issued and outstanding shares of common stock, pursuant to a private securities transaction and agreement dated February 11, 2008, which the Reporting Person deems to be exempt from the registration requirements under the Securities Act of 1933.

     (3) Voting Groups. The Reporting Person is not a member of any voting group and it beneficially owns all of the shares disclosed in this schedule.

5.b.(1) The Reporting Person does not share the power to vote, or to direct the vote, and does not share the power to dispose of, or to direct the disposition of, 7,452,000 shares of the Issuer's common stock.

     (2) There are no persons that share the Reporting Person's power to vote or hold the power to dispose of the shares of the Issuer's common voting equity securities being described herein. However, the Reporting Person's President, Randolph S. Hudson, is also the principal stockholder of the Reporting Person, by plurality. Under Delaware law, the Reporting Person's state of incorporation, Mr. Hudson could effect a corporate action by written consent without the approval of any of the Reporting Person's remaining stockholders to sell the Reporting Person's stock in the Issuer or to otherwise effect changes in the Issuer's capital structure, dividend policies, management structure, and composition of the Issuer's Board of Directors. Consequently, the Reporting Person deems that Mr. Hudson holds the power to direct the power to vote and can direct the power to dispose of the Issuer's stock that is the subject of this schedule.

5.c. With the single exception of the transaction being reported on this schedule, neither the Issuer nor the Reporting Person have been the subject of or involved in any transaction involving the Issuer's securities during the 60 (sixty) days prior to the date of this schedule.

5.d. No person or entity, other than the Reporting Person hereunder is known to have the right to receive, nor the power to direct the right to receive dividends from, or the proceeds from the sale of, the Issuer's securities, for those shares of the Issuer's common stock being reported on this schedule, except for (a) the pledge and security of the Issuer's stock more fully described hereinbelow and (b) the Reporting Person's intent to offer additional sales of the Issuer's securities in accordance with the terms of a registration statement, as such objective is stated in Item 4 hereinabove. As of the date of this schedule, the Reporting Person is not entitled under any right, option agreement, warrant, or other instrument to acquire additional underlying securities in the Issuer, nor is any person or entity the holder of any agreement that confers upon any person or entity any right or option to acquire additional underlying securities of the Issuer or of the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     While the common stock purchase agreement executed and delivered between the Issuer's selling stockholder, E-Cap Ventures Corp., a Delaware corporation, and the Reporting Person contains terms and provisions that may be considered standard to the type of transaction described in this schedule, that certain agreement (which is annexed as Exhibit 1 hereof) contains a provision for the pledge of the Reporting Person's stock in the Issuer as collateral under that certain promissory note delivered to E-Cap by the Reporting Person.

     The intended understanding with regard to the Issuer's common stock under pledge allows the Reporting Person to vote the Issuer's stock, receive dividends, and permits every other type of act or activity under Delaware law associated with the Reporting Person's ownership of the Issuer's stock. However, in the event of the Reporting Person's default under that certain promissory note (of even date with the stock purchase agreement), then and only in such case, E-Cap would be entitled to recover the Issuer's stock, at its discretion.

     There exists a certain relationship between the Reporting Person's President and principal stockholder, Randolph S. Hudson, and the President of E-Cap, the stockholder selling the Issuer's stock, Morris Diamond. (The Reporting Person calls your attention to the fact that Mr. Diamond was also the Issuer's immediate-past sole officer and sole director.) Mr. Hudson performs certain consulting work for Mr. Diamond and for two or more of his companies, one of which is E-Cap. The Reporting Person does not receive any money from Mr. Hudson for his work for Mr. Diamond or E-Cap and it does not receive any money from Mr. Diamond, or from any of his companies, for the work Mr. Hudson performs for him and/or any of them, respectively.

     There exists a certain relationship between Mr. Hudson, Mr. Diamond, and one of the Reporting Person's affiliates, Cartoon Acquisition, Inc., a Delaware corporation, which Mr. Hudson serves as its principal executive officer and chairman of the board of directors. In addition, Mr. Hudson is the principal stockholder of Cartoon by plurality. On or about November 25, 2005, Cartoon entered into a merger agreement with Diamine Tech Group, Inc., a Delaware corporation. Two of the principal stockholders of Diamine were Mr. Diamond and E-Cap. Following the merger, Mr. Diamond, individually, and E-Cap remained as stockholders of Cartoon. In addition to that fact, in the ordinary course of business, Cartoon borrows certain sums of monies from various individuals to use in the conduct of its operations. Mr. Diamond and E-Cap are lenders, respectively, under two promissory notes delivered by Cartoon.

     There exists a certain relationship between the Issuer and the Reporting Person. The Issuer's principal certifying accountant, Rotenberg & Co., LLP of Rochester, New York, was recently nominated and elected to serve as the Reporting Person's principal certifying accountant. The nomination and engagement became effective by a corporate action as the result of Mr. Hudson's written consent.

     All of these certain relationships were previously reported to the SEC by Cartoon, Mr. Hudson, or the Reporting Person, as was required based on each individual case.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
There are four documents filed as exhibits to this schedule, as follows:

Exhibit No.	Description of Exhibit
1	Common Stock Purchase Agreement dated February 1, 2008
2	Form of (Non-Negotiable) Promissory Note dated February 1, 2008
3	Delaware Certificate of Incorporation for Zonal Holding Co.
4	Bylaws of Zonal Holding Co., a Delaware corporation

     The Reporting Person, for the events that occurred during the period described herein, further agrees (a) to timely file an amendment that reflects a change in the facts or events that represent a fundamental change in the information contained in this schedule, and (b) to include any other information or materials to be filed as exhibits that may be pertinent to the events described in this schedule and obtained by the Issuer or the Reporting Person on a date beyond the date of this schedule.

- SIGNATURE -

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct. I acknowledge that intentional misstatements or omissions of fact constitute Federal criminal violations in accordance with 18 U.S.C. 1001.

DATED: February 14, 2008